

Mail Stop 3561

March 12, 2007

Mr. Richard Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **RE: Coconut Palm Acquisition Corp.**
> **Supplemental Response sent March 12, 2007**

Dear Mr. Fernandez:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that our review of your response was limited specifically to the marked changes in your response and comments 1, 3, 5, and 7. We may have further comments, including those areas we have not reviewed.

General

1.   We have reviewed your response to our prior comment 1, as well as your revised Form S-4 disclosure. We continue to believe that your discussion is insufficiently detailed and fails to adequately support your conclusions. For example, you state that "Arkansas law also expressly permits a corporation's board of directors to condition its submission of a merger proposal to the shareholders on any basis." However, this passage does not appear relevant as you have already submitted your vote to your shareholders. Do you mean to state that you conditioned the

shareholder vote prior to its submission – if so, please state explicitly, and describe any conditions contained therein. You also state that EBC is "required to request a revote …" and that such a "revote is permitted …" but fail to identify the source of the requirement and why such revote is permissible. In crafting your response please note that we are requesting specific references to applicable provisions of the Arkansas code, etc. supporting your conclusions.

2.   We note that the company has added disclosure responsive to our prior comment 2 indicating that shareholders must tender their stock certificate prior to the special meeting in order to convert their shares in connection with the merger transaction. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly, please:

      a. Please provide clear disclosure throughout the prospectus regarding the additional steps which must be taken to elect conversion. This would include references in the letter to stock-holders, the cover page, etc.,

      b. Add clear disclosure explaining to shareholders the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of conversion.

      c. Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

      d. Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion. Clarify how these fees are allocated to shareholders. Will they be charged per account, per share, etc. Clarify the percent of shares issued in the IPO that are held in "street name."

      e. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

      f. Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

      g. Provide a more detailed discussion of the steps required for holders in "street name" to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in "street name" to exercise their conversion rights.

      h. Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination. We may have further comment

      i. Please explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target business.

Questions and Answers About the Proposals

3.   Please note that we do not believe that the company has appropriately calculated the fair market value of Coconut Palm's existing shareholder interest post-closing for purposes of the 80% test. Please explain, with reference to your Form S-1 disclosure, why you elected to compute the 80% using the merged company instead of EBC as a stand-a-lone entity. Also, please clarify where you are getting the EBC equity value from.

Summary

4.   Please revise your page 21 sentence we "believe[] that there has been no violation of Section 5 resulting in any material exposure …" to clarify whether you believe your financial exposure is limited as opposed to stating a belief about whether or not Section 5 was violated. In addition, please note that that the EBC vote would not merely have been an "offer" but would also have been a "sale" under Rule 145 and revise your disclosure – including the page 41 risk factor, accordingly.

Coconut Palm's Reasons for the Merger and Recommendation of the Coconut Palm Board

5.   We note the company's text responsive to our prior comment; however, we believe that further discussion is warranted. In particular, we request disclosure concerning how the company determined that a 12x EBITDA multiple was appropriate – why not 8x, etc. In addition, we believe that the first full paragraph on page 84 ought to be revised to improve its clarity.

<u>Closing Comments</u>

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

       Sincerely,

       John Reynolds
       Assistant Director

cc.   Scot O'Brien
       (202) 393 5959